July 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Protective Life Insurance Company, on its own behalf and on behalf of Protective Variable Life Separate Account, hereby requests that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-6 (File No. 333-194115) be accelerated and declared effective on July 21, 2014, or as soon thereafter as is reasonably practicable.

Protective Life Insurance Company

Protective Variable Life Separate Account

By:	/s/ John D. Johns
John D. Johns
President and Chief Executive Officer

INVESTMENT DISTRIBUTORS, INC.
2801 Highway 280 South • Birmingham, AL • 35223 • (205)268-1000

July 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Investment Distributors, Inc., the principal underwriter, hereby requests that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-6 (File No. 333-194115) be accelerated and declared effective on July 21, 2014, or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.

By:	/s/ Edwin V. Caldwell
Edwin V. Caldwell
President